March 22, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Kyle Wiley, Staff Attorney

100 F Street, N.E.

Washington, DC 20549

Re:	APPlife Digital Solutions Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 6, 2023
File No. 333-269389

Ladies and Gentlemen:

APPlife Digital Solutions Inc. provides the following responses to the comments contained in the comment letter of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission dated March 20, 2023 (the “Comment Letter”), relating to the above-referenced filing.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

Amendment No. 2 to Registration Statement on Form S-1

Description of Business

Products, page 20

1. We note your response to prior comment 2 and reissue it, in part. Please highlight the risk that you may be liable for any cybersecurity breach resulting in the loss of customer assets.

Response: We have updated the registration statement to include that we may be liable for any cybersecurity breach resulting in the loss of customer assets.

2. We note your response to prior comment 3. Please include the information provided in your response letter in your filing. For example, disclose that you expect users to store their important documents and certificates in files and that your interface will be tailored to cater to file storage.

Response: We have updated the registration statement to include the information provided in our previous response letter.

3. We note your response to prior comment 4. Please include the information provided in your response letter in your filing. For example, disclose that, while Matt Reid is your only employee, you manage multiple independent contractor teams to operate your U.S. based business and that 100% of your revenue comes from servicing U.S. customers.

Response: We have updated the registration statement to include the information provided in our previous response letter.

Thank you for your assistance and review.

Sincerely,

APPLife Digital Solutions Inc.

/s/ Matthew Reid

CEO, CFO, President, Secretary and Director